British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	May 31 , 2002	02/10/17

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	02/10/17
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	02/10/17
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2002

JUNE FITZMARTYN
CHARTERED ACCOUNTANT
#300 - 2608 GRANVILLE STREET
VANCOUVER, BC V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

          I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2002 and May 31, 2001 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

          I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2002 and May 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C.	June Fitzmartyn
October 17, 2002	CHARTERED ACCOUNTANT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 2002

ASSETS	2002	2001
Current Assets:	$	$
Cash	-	897
Prepaids, accounts and accrued receivables	33,068	14,865
Advances to related companies (Note 3)	1	892
	33,069	16,654
Investments (Note 4)	4,026	4,026
Office Equipment (Note 5)	4,923	6,154
Oil and Gas Well Interests (Note 6)	-	3,027
Mineral Property Interests (Note 7)	156,698	156,699
Deferred Expenditures:
Exploration and development (Note 7)	1,629,429	1,545,495
Incorporation	1,379	1,379
	1,630,808	1,546,874
	1,829,524	1,733,434
LIABILITIES
Current Liabilities:
Bank overdraft	6,840	-
Accounts payable and accrued liabilities	513,265	436,505
Estimated liability for income and capital taxes (Note 8)	862	862
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	385,567	302,717
	1,056,534	890,084
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,020,427	6,020,427
Subscriptions Received (Notes 14 & 15)	158,044	146,044
Deficit	(5,405,481)	(5,323,121)
	772,990	843,350
	1,829,524	1,733,434

Approved by the Directors:

J. ROBERTSON                                                       J. Robertson

J. LORETTE                                                             J. Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED MAY 31, 2002

	2002	2001
	$	$
Mineral Claim Operations:
Revenue:
Proceeds from option agreements (Note 7D)	-	53,036
Expenses:
Exploration and development written off re optioned claims	-	23,033
Exploration and development written off re inactive claims	2,268	2,019
Property costs written off re lapsed/optioned claims	1	11,714
	2,269	36,766

Net Income (Loss) from Mineral Claim Operations	(2,269)	16,270
Oil and Gas Operations:
Revenue	19,510	39,875
Expenses:
Operating expenses	10,337	25,380
Amortization on wells (Note 6)	3,027	6,621
	13,364	32,001

Net Income (Loss) from Oil and Gas Operations	6,146	7,874

Net Operating Income (Loss)	3,877	24,144
Other Income:
Recovery of bad debt	26,268	-
Gain on disposal of investments (Note 4)	-	218,572
	26,268	218,572

Net Income (Loss) before other Expenses	30,145	242,716
Other Expenses:
Administration expenditures (Schedule A)	112,505	173,873

Net Income (Loss) for the Year	(82,360)	68,843

EARNINGS (LOSS) PER SHARE (Note 8)	(0.0036)	0.0030

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(5,323,121)	(5,391,964)

Add: Net Income (Loss) for the Year	(82,360)	68,843

Deficit at End of Year	(5,405,481)	(5,323,121)

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2002

	2002	2001
	$	$

Management and director's fees (Note 13)	30,000	30,000
Financing fees (Note 11)	16,500	16,000
Interest on debenture (Note 9)	14,697	14,697
Office rent and utilities (Note 13)	13,785	23,442
Audit, accounting and consulting (Note 13)	14,582	18,345
Legal	1,388	2,549
Office, stationery and delivery	6,465	15,490
Filing fees	6,218	4,324
Corporation capital taxes	4,977	2,911
Publicity, promotion and investor relations	4,413	9,920
Telephone and telecopier	3,335	26,318
Transfer agent fees	3,273	3,524
Bank charges and interest	970	3,637
Secretarial costs	-	9,177
Shareholders and meeting costs	-	98
Foreign exchange loss (gain)	(9,169)	(5,326)
Amortization	1,231	1,509
	112,665	176,615
Less: Interest income	160	2,742

Administration Expenditures for the Year	112,505	173,873

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2002

	2002	2001
	$	$
West Ridge Claims: (Note 7D)
Geophysical survey	500	5,242
Assays and maps	784	-
	1,284	5,242
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,268	2,019

Gil Venture: (Joint Venture) (Note 7E)
Phase II exploration - trenching and drilling	82,650	525,260
Exploration and Development for the Year	86,202	532,521
Exploration and Development at Beginning of Year	1,545,495	1,038,026
	1,631,697	1,570,547
Less: Exploration and development written off:
Re inactive claims	2,268	2,019
Re optioned claims	-	23,033
	2,268	25,052

Exploration and Development at End of Year	1,629,429	1,545,495

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2002

	2002	2001
	$	$

Operating Activities:
Revenue receipts for the year	8,291	81,432
Receipt of interest income	164	2,742
Refunds of goods and services sale taxes	3,873	10,846
Increase in estimated liability for taxes	-	42
Payment of interest on debenture	(15,000)	(15,000)
Payments to suppliers for goods and services	(85,254)	(200,587)

Cash Flows Provided (Used) by Operating Activities	(87,926)	(120,525)

Financing Activities:
Share Capital Issued (Note 12)	-	-
Advances from (to) related companies (Notes 3 & 10)	83,741	19,666

Cash Flows Provided by Financing Activities	83,741	19,666

Investing Activities:
Proceeds on sale of investments (Note 4)	-	236,288
Acquisition of office equipment	-	(118)
Current exploration and development payments	(3,552)	(146,139)

Cash Flows Provided (Used) by Investing Activities	(3,552)	90,031

Increase (Decrease) in Cash for the Year	(7,737)	(10,828)

Cash (Deficiency) at Beginning of Year	897	11,725

Cash (Deficiency) at End of Year	(6,840)	897

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2002

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:

	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

	[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.
[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

(i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2002

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[i]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2002. If Teryl, Inc. issues shares to others, Teryl Resources Corp. s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2002	2001
LinuxWizardry Systems, Inc. (See Note 4)	-	891
Blue Crow Internet Co. Ltd.	-	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	1	892

The advances to related companies bear no interest and have no fixed repayment terms.

. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2002

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS s property has no proven economic reserves, so there is little expectation of recovery. See Note 13 re BHP Diamonds Inc. agreement.

LinuxWizardry Systems, Inc. is a public company listed on US Stock Exchanges having a market value of $ 935 Cdn. at May 31, 2002 (2001 - $ 2,998). In June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	2002	2001
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	(17,716)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:

	Furniture and fixtures - at cost	34,932	34,932

	Less: Accumulated amortization	30,009	28,778

		4,923	6,154

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in FayetteCounty, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas as follows:

	2002		2001
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,103	54,103	-	-
Herrmann #4	67,141	67,141	-	-
Jancik #1	107,693	107,693	-	3,027
	228,937	228,937	-	3,027

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The property operators do not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests represent less than 1% of total assets, it is unlikely the difference would represent a material difference.

. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2002

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2002	2001
Silverknife	Liard, BC	26.7%	A	1	1
Amad	Lac de Gras, NWT	0%	B	-	1
Fish Creek	Fairbanks, Alaska	0-45%	C	-	-
West Ridge	Dome Creek, Alaska	100%	D	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	E	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	F	9,381	9,381

				156,698	156,699

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest in the Amad mineral claims, located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely since the claims are not currently being explored and have no proven economic reserves. These claims were entirely written off at May 31, 2002 as they had lapsed.

C.	FISH CREEK:

On March 5, 2002, the Company and LinuxWizardry Systems, Inc. entered into an agreement whereby Teryl may earn uo to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.

D.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to an agreement, between Kinross Gold Corporation and Teryl, Inc. dated August 1, 1999, Kinross could earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on work program and paying all property and assessment payments during that time. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received. On November 30, 2001, Kinross withdrew from the agreement after satisfying all current obligations. Teryl, Inc. retains its 100% interest in the claims.

. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2002

7.	MINERAL PROPERTY INTERESTS (Continued):

E.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2001 and 2002 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 82,650 ($ 53,340 US) in the May, 2002 year and $ 525,260 ($ 333,817 US) in the May, 2001 year. Further cash calls are expected for the 2003 year.

F.	STEPOVICH LEASE:

On September 28, 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/00	2001	May 31/01	2002	May 31/02
Silverknife	1		1		1
Amad - lapsed	1		1	(1)	-
West Ridge	127,903	(11,714)	116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	168,413	(11,714)	156,699	(1)	156,698

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	262,693	5,242		1,284
West Ridge		(23,033)	244,902	-	246,186
Gil Venture	774,332	525,260	1,299,592	82,650	1,382,242
Stepovich Lease	1,001		1,001		1,001
Silverknife - inactive		2,019		2,268
Silverknife - inactive		(2,019)	-	(2,268)	-
	1,038,026	507,469	1,545,495	83,934	1,629,429

. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2002

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 513,800 available to reduce future taxable income until the year 2009, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,413,393 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 862 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests which would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto, these expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 23,033,238 shares (2001 - 23,033,238 shares).

9.	DEBENTURE PAYABLE:	2002	2001
	Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 14,130 was accrued to May 31, 2002 (2001 - $ 14,433). Teryl paid Keltic Bryce $ 15,000 interest on December 14, 2001.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

Access Information Systems Inc.	24,715	24,979
JGR Petroleum Inc.	80,765	64,722
LinuxWizardry Systems, Inc. (See Note 4)	265	-
Rainbow Network	43,170	43,172
Reg Technologies Inc.	4,568	(1,979)
REGI US, Inc.	-	800
Sovo Computer Centre	3,600	-
SMR Investments Ltd.	228,484	171,023
	385,567	302,717

The advances from related companies bear no interest and have no fixed repayment terms.

. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2002

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. During the year IBK was paid $ 12,500 (2001 - $ 16,000) for work done and out of pocket fees. The agreement expired without any capital being raised.

In May, 2002, the Company entered into an agreement with Georgia Pacific Securities to endeavour to raise up to $ 1,000,000 in equity financing and has paid $ 4,000 as a non-refundable financing fee.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	30,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by the balance sheet date the Company had not yet finalized the increase.

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 2000		18,633,174		5,062,288
Year Ended May 31, 2001 and 2002:
Shares issued		-		-
Total Issued for Cash at May 31, 2001
and May 31, 2002		18,633,174		5,062,288
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2001 and May 31, 2002		2,497,359		604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2001 and May 31, 2002		1,902,705		353,480
TOTAL SHARES ISSUED AT MAY 31, 2001
and MAY 31, 2002		23,033,238		6,020,427

. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2002

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At May 31, 2002, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Apr. 22/07
	1,575,000

On September 12, 2000, the Company granted a Director s stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years. On October 11, 2000, the Company granted a Employee s stock option to S. Foster for 25,000 shares at a price of $ 0.24 for a period of five years. These options were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 and the term was increased to five years from the date of renegotiation.

See Note 14 Subsequent Events for details on a Private Placement and Stock Option after year end.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000 and see below regarding agreement with BHP Diamonds Inc.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 30,000 and $ 4,000 for secretarial services and rent during the current year (2001 - $ 30,000 and $18,000 respectively). See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of LinuxWizardry System Inc., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re LinuxWizardry advances. See Note 7C regarding mineral property transactions with Linux.

Consulting and legal services fees amounting to $ 1,965 were paid to Nodanis Consulting in the 2001 year, operated by D. Moroney, the former Secretary of the company. Administration consulting fees of $ 3,568 (2001 - $ 3,015) were paid to J. Lorette, Vice-President of the company.

. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2002

13.	RELATED PARTY TRANSACTIONS (Continued):

Office rent amounting to $ 7,200 was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

On September 5, 2001, the Company s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Groups Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation. MIS Group is planning on a Phase II exploration program estimated to cost approximately $ 225,000 US for the coming year.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On August 15, 2002, the Company announced it has arranged a Private Placement of 1,000,000 units of capital stock at a price of $ 0.10 per unit. Each unit will consist of one common share and one share purchase warrant exercisable within the first year for $ 0.12 per common share. This Private Placement replaces one announced April 26, 2002, on which the Company has Subscriptions received of $ 12,000.

On September 23, 2002, the Company granted a stock option to an individual to purchase up to 25,000 common shares at a price of $0.15 for a period of five years.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7D, 7E & 7F regarding mineral claim properties, exploration and development and option agreements.

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2002.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have been negotiating with LinuxWizardry, Inc. (see Note 13) to issue its shares to the subscribers for which Linux would receive Teryl, Inc. shares in return, subject to regulatory approvals.